Exhibit 99.1
PRELIMINARY NOTE
The unaudited Condensed Consolidated Financial Statements for the six month period ended June 30, 2023 included herein, have been prepared in accordance with accounting principles accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. The condensed consolidated financial statements are presented in United States Dollars (“USD”). All references in this interim report to “$,” and “U.S. dollars” mean U.S. dollars and all references to “£” and “GBP” mean British Pounds Sterling, unless otherwise noted.
This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 (“2022 20-F”), as filed with the SEC on March 30, 2023.

Genius Sports Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands, except share and per share data)

	(Unaudited)
	June 30	December 31
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$89,812	$122,715
Restricted cash, current	—	12,102
Accounts receivable, net	61,839	33,378
Contract assets	37,069	38,447
Prepaid expenses	32,690	28,207
Other current assets	815	1,668

Total current assets	222,225	236,517

Property and equipment, net	11,759	12,881
Intangible assets, net	144,913	149,248
Operating lease right of use assets	5,895	6,459
Goodwill	324,549	309,894
Investments	24,045	23,682
Restricted cash, non-current	25,348	24,203
Other assets	10,065	10,453

Total assets	$768,799	$773,337

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$23,599	$33,121
Accrued expenses	59,686	56,956
Deferred revenue	41,589	41,273
Current debt	7,400	7,405
Derivative warrant liabilities	—	6,922
Operating lease liabilities, current	3,083	3,462
Other current liabilities	13,443	22,001

Total current liabilities	148,800	171,140

Long-term debt – less current portion	29	7,088
Deferred tax liability	15,767	15,009
Operating lease liabilities, non-current	2,940	3,284

Total liabilities	167,536	196,521

Commitments and contingencies (Note 16)
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 212,726,102 shares issued and 208,620,154 shares outstanding at June 30, 2023; unlimited shares authorized, 201,853,695 shares issued and outstanding at December 31, 2022	2,127	2,019
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at June 30, 2023 and December 31, 2022	2	2
Additional paid-in capital	1,625,076	1,568,917
Treasury stock, at cost, 4,105,948 shares at June 30, 2023; nil shares at December 31, 2022	(17,653)	—
Accumulated deficit	(974,419)	(938,953)
Accumulated other comprehensive loss	(33,870)	(55,169)

Total shareholders’ equity	601,263	576,816

Total liabilities and shareholders’ equity	$768,799	$773,337

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited
Condensed Consolidated Statements of Operations
(Unaudited)
(Amounts in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Revenue	$86,847	$71,117	$184,076	$157,040
Cost of revenue	62,173	61,817	149,870	163,192

Gross profit (loss)	24,674	9,300	34,206	(6,152)

Operating expenses:
Sales and marketing	6,589	8,973	13,980	18,205
Research and development	5,812	7,734	12,081	15,125
General and administrative	19,618	32,282	37,692	65,086
Transaction expenses	496	—	1,324	128

Total operating expense	32,515	48,989	65,077	98,544

Loss from operations	(7,841)	(39,689)	(30,871)	(104,696)

Interest (expense) income, net	(202)	(375)	216	(766)
Loss on disposal of assets	(11)	(1)	(22)	(7)
(Loss) gain on fair value remeasurement of contingent consideration	(376)	—	(2,809)	4,408
Change in fair value of derivative warrant liabilities	—	4,678	(534)	13,420
Gain on foreign currency	1,496	30,122	2,297	42,754

Total other income (expense)	907	34,424	(852)	59,809

Loss before income taxes	(6,934)	(5,265)	(31,723)	(44,887)

Income tax (expense) benefit	(3,952)	61	(4,600)	(515)
Gain from equity method investment	588	449	857	449

Net loss	$(10,298)	$(4,755)	$(35,466)	$(44,953)

Loss per share attributable to common stockholders:
Basic and diluted	$(0.05)	$(0.02)	$(0.17)	$(0.23)
Weighted average common stock outstanding:
Basic and diluted	208,505,216	198,347,397	207,362,662	197,060,987
The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)
(Amounts in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Net loss	$(10,298)	$(4,755)	$(35,466)	$(44,953)
Other comprehensive income (loss):
Foreign currency translation adjustments	12,331	(72,995)	21,299	(102,521)

Comprehensive income (loss)	$2,033	$(77,750)	$(14,167)	$(147,474)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)
(Amounts in thousands, except share data)

	Common Stock	Amounts	B Shares	Amounts	Additional Paid in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2023	201,853,695	$2,019	18,500,000	$2	$1,568,917	—	$—	$(938,953)	$(55,169)	$576,816
Net loss	—	—	—	—	—	—	—	(25,168)	—	(25,168)
Stock-based compensation	—	—	—	—	10,543	—	—	—	—	10,543
Vesting of shares	953,117	10	—	—	(10)	—	—	—	—	—
Issuance of common stock in connection with business combinations	1,677,920	17	—	—	8,423	—	—	—	—	8,440
Issuance (acquisition) of common shares in connection with warrant redemptions	7,668,280	76	—	—	31,877	(4,105,948)	(17,653)	—	—	14,300
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	8,968	8,968

Balance at March 31, 2023	212,153,012	$2,122	18,500,000	$2	$1,619,750	(4,105,948)	$(17,653)	$(964,121)	$(46,201)	$593,899

Net loss	—	—	—	—	—	—	—	(10,298)	—	(10,298)
Stock-based compensation	—	—	—	—	3,614	—	—	—	—	3,614
Vesting of shares	187,313	1	—	—	(1)	—	—	—	—	—
Issuance of common stock in connection with business combinations	385,777	4	—	—	1,713	—	—	—	—	1,717
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	12,331	12,331

Balance at June 30, 2023	212,726,102	$2,127	18,500,000	$2	$1,625,076	(4,105,948)	$(17,653)	$(974,419)	$(33,870)	$601,263

	Common Stock	Amounts	B Shares	Amounts	Additional Paid in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2022	193,585,625	$1,936	18,500,000	$2	$1,461,730	—	$—	$(757,317)	$(173)	$706,178
Net loss	—	—	—	—	—	—	—	(40,198)	—	(40,198)
Stock-based compensation	—	—	—	—	37,180	—	—	—	—	37,180
Vesting of restricted shares	1,622,776	16	—	—	(16)	—	—	—	—	—
Issuance of common stock in connection with business combinations	2,701,576	27	—	—	17,425	—	—	—	—	17,452
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(29,526)	(29,526)

Balance at March 31, 2022	197,909,977	$1,979	18,500,000	$2	$1,516,319	—	$—	$(797,515)	$(29,699)	$691,086

Net loss	—	—	—	—	—	—	—	(4,755)	—	(4,755)
Stock-based compensation	—	—	—	—	23,492	—	—	—	—	23,492
Vesting of restricted shares	1,664,568	17	—	—	(17)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(72,995)	(72,995)

Balance at June 30, 2022	199,574,545	$1,996	18,500,000	$2	$1,539,794	—	$—	$(802,270)	$(102,694)	$636,828

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(Amounts in thousands)

	Six Months Ended
	June 30	June 30
	2023	2022
Cash Flows from operating activities:
Net loss	$(35,466)	$(44,953)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	35,032	34,752
Loss on disposal of assets	22	7
Loss (gain) on fair value remeasurement of contingent consideration	2,809	(4,408)
Stock-based compensation	14,185	60,677
Change in fair value of derivative warrant liabilities	534	(13,420)
Non-cash interest expense, net	170	350
Non-cash lease expense	1,955	3,426
Amortization of contract cost	473	445
Deferred income taxes	47	8
Provision for doubtful accounts	250	362
Gain from equity method investment	(857)	(449)
Gain on foreign currency remeasurement	(2,228)	(33,816)
Changes in operating assets and liabilities
Accounts receivable	(24,746)	16,276
Contract asset	3,125	(7,213)
Prepaid expenses	(3,070)	(3,975)
Other current assets	911	2,546
Other assets	488	(3,664)
Accounts payable	(10,843)	(5,929)
Accrued expenses	35	(9,657)
Deferred revenue	(1,600)	7,377
Other current liabilities	(1,887)	12,306
Operating lease liabilities	(2,049)	(3,421)
Other liabilities	—	(9,813)

Net cash used in operating activities	(22,710)	(2,186)
Cash flows from investing activities:
Purchases of property and equipment	(1,002)	(2,232)
Capitalization of internally developed software costs	(21,232)	(21,741)
Distributions from (contribution to) equity method investments	1,555	(7,871)
Equity investments without readily determinable fair values	—	(150)
Purchases of intangible assets	(238)	—
Acquisition of business, net of cash acquired	—	(20)
Proceeds from disposal of assets	30	121

Net cash used in investing activities	(20,887)	(31,893)
Cash flows from financing activities:
Repayment of loans and mortgage	(10)	—
Proceeds from exercise of Public Warrants	6,812	—
Repayment of promissory notes	(7,387)	—

Net cash used in financing activities	(585)	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	322	(13,318)
Net decrease in cash, cash equivalents and restricted cash	(43,860)	(47,397)
Cash, cash equivalents and restricted cash at beginning of period	159,020	222,378

Cash, cash equivalents and restricted cash at end of period	$115,160	$174,981

Supplemental disclosure of cash activities:
Cash paid during the period for interest	$(329)	$(416)
Cash paid during the period for income taxes	$(2,781)	$(1,204)
Supplemental disclosure of noncash investing and financing activities:
Shares acquired by subsidiary from cashless Public Warrant exercise	$17,653	$—
Promissory notes arising from equity method investments	$—	$14,688
Issuance of common stock in connection with business combinations	$10,157	$17,452
The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Note 1. Description of Business and Summary of Significant Accounting Policies
Description of Business
Genius Sports Limited (the “Company” or “Genius”) is a
non-cellular
company limited by shares incorporated on October 21, 2020 under the laws of Guernsey. The Company was formed for the purpose of effectuating a merger pursuant to a definitive business combination agreement (“Business Combination Agreement”), dated October 27, 2020, by and among dMY Technology Group, Inc. II (“dMY”), Maven Topco Limited (“Maven Topco”), Maven Midco Limited, Galileo NewCo Limited, Genius Merger Sub, Inc., and dMY Sponsor II, LLC (the “Merger”). Upon the closing of the Merger on April 20, 2021 (the “Closing”), the Company changed its name from Galileo NewCo Limited to Genius Sports Limited. The Company’s ordinary shares are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “GENI”.
The Company is a provider of scalable,
technology-led
products and services to the sports, sports betting, and sports media industries. The Company is a data and technology company that enables consumer-facing businesses such as sports leagues, sportsbook operators and media companies to engage with their customers. The scope of the Company’s software bridges the entire sports data journey, from intuitive applications that enable accurate real-time data capture, to the creation and provision of in-game
betting odds and digital content that helps the Company’s customers create engaging experiences for the ultimate end-users,
who are primarily sports fans.
Basis of Presentation and Principles of Consolidation
The Merger was accounted for as a reverse capitalization in accordance with accounting principles accepted in the United States of America (“US GAAP”). The Merger was first accounted for as a capital reorganization whereby the Company was the successor to its predecessor Maven Topco. As a result of the first step described above, the existing shareholders of Maven Topco continued to retain control through ownership of the Company. The capital reorganization was immediately followed by the acquisition of dMY, which was accounted for within the scope of Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). Under this method of accounting, dMY was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on post-combination relative voting rights, composition of the governing board, relative size of the pre-combination
entities, and intent of the Merger. Accordingly, for accounting purposes, the Merger was treated as the equivalent of the Company issuing stock for the net assets of dMY, accompanied by a recapitalization. The net assets of dMY were stated at historical cost, which approximated fair value, with no goodwill or other intangible assets recorded. Operations prior to the Merger are those of legacy Maven Topco. Upon Closing, outstanding capital stock of legacy shareholders of Maven Topco was converted to the Company’s common stock, in an amount determined by application of the exchange ratio of 37.38624 (“Exchange Ratio”), which was based on Maven Topco’s implied price per share prior to the Merger. For periods prior to the Merger, the reported share and per share amounts have been retroactively converted by applying the Exchange Ratio.
The accompanying unaudited condensed consolidated financial statements are presented in conformity with US GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto included in our 2022
20-F.
The condensed consolidated balance sheet as of December 31, 2022, included herein, was derived from the audited financial statements of the Company as of that date.
The unaudited condensed consolidated interim financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2023, its results of operations, comprehensive income (loss) and shareholders’ equity for the three and six months ended June 30, 2023 and 2022, and its cash flows for the six months ended June 30, 2023 and 2022. The results of the three and six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ended December 31, 2023 or for any interim period or for any other future year.
The condensed consolidated financial statements include the accounts and operations of the Company, inclusive of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
Certain prior period amounts reported in our condensed consolidated financial statements and notes thereto have been reclassified to conform to current period presentation.

Genius Sports Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Treasury Stock
Treasury stock represents the shares of the Company that are held in treasury. Treasury stock is recorded at cost and deducted from shareholders’ equity.
Recent Accounting Pronouncements
In October 2021, the FASB issued ASU
2021-08,
Business Combinations
(Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which is intended to improve the accounting for acquired revenue contracts with customers in a business combination. ASU
2021-08
is effective for the Company beginning January 1, 2024, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s condensed consolidated financial statements and does not expect it to have a material impact on the condensed consolidated financial statements.
There are no other accounting pronouncements that are not yet effective and that are expected to have a material impact to the condensed consolidated financial statements.
Recently Adopted Accounting Guidance
In February 2016, the FASB issued ASU
2016-02,
Leases
. The guidance in ASU
2016-02
and subsequently issued amendments requires lessees to capitalize virtually all leases with terms of more than twelve months on the balance sheet as a right-of-use
asset and recognize an associated lease liability. The
right-of-use
asset represents the lessee’s right to use, or control the use of, a specified asset for the specified lease term. The lease liability represents the lessee’s obligation to make lease payments arising from the lease, measured on a discounted basis. Based on certain characteristics, leases are classified as financing or operating leases and their classification affects the recognition of expense in the income statement. Lessor accounting remains largely unchanged, other than certain targeted improvements intended to align lessor accounting with the lessee accounting model and with the updated revenue recognition guidance.
The Company adopted the new standard on January 1, 2022 using the modified retrospective approach by recognizing and measuring leases without revising comparative period information or disclosures. The Company elected the transition package of practical expedients permitted within the standard, which allowed the Company to carry forward assessments on whether a contract was or contains a lease, historical lease classification and initial direct costs for any leases that existed prior to adoption date.
On the adoption date, the Company recorded operating
right-of-use
assets of $18.4 million, including an offsetting lease incentive of $1.1 million, along with associated operating lease liabilities of $19.5 million.
In June 2016, the FASB issued ASU
2016-13,
Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments, which, together with subsequent amendments, amends the requirement on the measurement and recognition of expected credit losses for financial assets held. ASU
2016-13
was effective for the Company beginning January 1, 2023, with early adoption permitted. The Company adopted ASU
2016-13
on January 1, 2023. The adoption of the standard did not have a material impact on the condensed consolidated financial statements.
Note 2. Revenue
Disaggregation of Revenues
Revenue by Major Product Line
The Company’s product offerings primarily deliver a service to a customer satisfied over time, and not at a point in time. Point in time revenues were immaterial for all periods presented in the condensed consolidated statements of operations. Revenue for the Company’s major product lines consists of the following (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenue by Product Line
Betting Technology, Content and Services	$56,862	$44,831	$121,602	$94,552
Media Technology, Content and Services	18,357	14,999	40,121	39,128
Sports Technology and Services	11,628	11,287	22,353	23,360

Total	$86,847	$71,117	$184,076	$157,040

Genius Sports Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Revenue by Geographic Market
Geographical regions are determined based on the region in which the customer is headquartered or domiciled. Revenues by geographical market consists of the following (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenue by geographical market:
Europe	$52,742	$43,901	$107,762	$88,141
Americas	29,396	21,422	66,640	57,450
Rest of the world	4,709	5,794	9,674	11,449

Total	$86,847	$71,117	$184,076	$157,040

In the three months ended June 30, 2023, the United States, Gibraltar and Malta represented 25%, 16% and 13% of total revenue, respectively. In the three months ended June 30, 2022, the United States, Gibraltar and Malta represented 23%, 17% and 12% of total revenue, respectively. In the six months ended June 30, 2023, the United States, Gibraltar and Malta represented 28%, 14% and 11% of total revenue, respectively. In the six months ended June 30, 2022, the United States, Gibraltar and Malta represented 30%, 14% and 11% of total revenue, respectively.
Revenues by Major Customers
No customers accounted for 10% or more of revenue in the three and six months ended June 30, 2023 and 2022.
Revenue from Other Sources
For the three and six months ended June 30, 2023 and 2022, revenue for the Sports Technology and Services product line includes an immaterial amount of revenue from other sources in relation to equipment rental income.
Remaining Performance Obligations
Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods and excludes constrained variable consideration. The Company has excluded contracts with an original expected term of one year or less and variable consideration allocated entirely to wholly unsatisfied promises that form part of a single performance obligation from the disclosure of remaining performance obligations.
Revenue allocated to remaining performance obligations was $437.6 million as of June 30, 2023. The Company expects to recognize approximately 63% in revenue within one year, and the remainder within the next 13 – 114 months.
During the three and six months ended June 30, 2023, the Company recognized revenue of $14.2 million and $32.2 million, respectively, for variable consideration related to revenue share contracts for Betting Technology, Content and Services.
Contract Balances
The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables (see Note 4 –
Accounts Receivable, Net
), contract assets, or contract liabilities (deferred revenue) on the Company’s condensed consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when revenue is recognized subsequent to invoicing. Contract assets are transferred to receivables when the rights to invoice and receive payment become unconditional.
As of June 30, 2023, the Company had $37.1 million contract assets and $41.6 million of contract liabilities, recognized as deferred revenue. As of December 31, 2022, the Company had $38.4 million of contract assets and $41.3 million of contract liabilities, recognized as deferred revenue.
The Company expects to recognize substantially all of the deferred revenue as of June 30, 2023 within the next 12 months.

Genius Sports Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 3. Cash, Cash Equivalents and Restricted Cash
Cash, cash equivalents and restricted cash as of June 30, 2023 and December 31, 2022 are as follows (in thousands):

	June 30,	December 31,
	2023	2022
Cash and cash equivalents	$89,812	$122,715
Restricted cash, current and non-current	25,348	36,305

Cash, cash equivalents and restricted cash	$115,160	$159,020

Restricted cash relates to a guarantee issued by the Company to Barclays Bank PLC in connection with a letter of credit that Barclays provided to Football DataCo Limited for and on behalf of the Company for an aggregate amount of £20.0 million ($25.3 million as of June 30, 2023). See Note 16 –
Commitments and Contingencies
.
Note 4. Accounts Receivable, Net
As of June 30, 2023, accounts receivable, net consisted of accounts receivable of $64.6 million less allowance for doubtful accounts of $2.8 million. As of December 31, 2022, accounts receivable, net consisted of accounts receivable of $35.9 million less allowance for doubtful accounts of $2.5 million.
Note 5. Intangible Assets, Net
Intangible assets subject to amortization as of June 30, 2023 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	5	$66,763	$32,147	$34,616
Marketing products	7	58,834	30,993	27,841
Technology	1	106,019	84,525	21,494
Capitalized software	2	130,277	69,315	60,962

Total intangible assets		$361,893	$216,980	$144,913

Intangible assets subject to amortization as of December 31, 2022 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	6	$63,748	$27,508	$36,240
Marketing products	7	56,178	23,570	32,608
Technology	1	100,999	70,312	30,687
Capitalized software	2	103,568	53,855	49,713

Total intangible assets		$324,493	$175,245	$149,248

Amortization expense was $16.4 million and $16.0 million for the three months ended June 30, 2023 and 2022, respectively. Amortization expense was $32.5 million and $32.4 million for the six months ended June 30, 2023 and 2022, respectively.

Genius Sports Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 6. Goodwill
Changes in the carrying amount of goodwill for the six months ended June 30, 2023 is summarized as follows (in thousands):

Balance as of December 31, 2022	$309,894
Effect of currency translation remeasurement	14,655

Balance as of June 30, 2023	$324,549

No impairment of goodwill was recognized for the three and six months ended June 30, 2023 and 2022.
Note 7. Other Assets
Other assets (current and long-term) as of June 30, 2023 and December 31, 2022 are as follows (in thousands):

	June 30, 2023	December 31, 2022
Other current assets:
Non-trade receivables	$386	$1,385
Inventory	429	283

Total other current assets	$815	$1,668

Other assets:
Security deposit	$1,697	$1,364
Corporate tax receivable	3,581	5,472
Sales tax receivable	2,850	1,779
Contract costs	1,937	1,838

Total other assets	$10,065	$10,453

Note 8. Debt
The following table summarizes outstanding debt balances as of June 30, 2023 and December 31, 2022 (in thousands):

Instrument	Date of Issuance	Maturity Date	Effective interest rate	June 30, 2023	December 31, 2022
Genius Sports Italy Srl Mortgage	December 2010	December 2025	5.0%	$52	$62
Promissory Note	January 2022	January 2024	4.7%	7,377	14,431

				$7,429	$14,493
Less current portion of debt				(7,400)	(7,405)

Non-current portion of debt				$29	$7,088

Genius Sports Italy Srl Mortgage
On December 1, 2010, Genius Sports entered into a loan agreement in Euros for €0.3 million, equivalent to $0.1 million as of June 30, 2023, to be paid in accordance with the quarterly floating rate amortization schedule over the course of the loan.
Promissory Notes
As part of the equity investment in the Canadian Football League (“CFL”), the Company issued two promissory notes, denominated in Canadian Dollars, with an aggregate face value of $20.0 million Canadian Dollars. The promissory notes incur no cash interest. The Company has determined an effective interest rate of 4.7%. The first promissory note matured and was repaid on January 1, 2023, and the second promissory note matures on January 1, 2024. As of June 30, 2023, the face value of the outstanding promissory note was $10.0 million Canadian Dollars, equivalent to $7.4 million. The estimated fair value of the promissory note approximates the carrying value.

Genius Sports Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Secured Overdraft Facility
The Company has access to short-term borrowings and lines of credit. The Company’s main facility is a £0.2 million secured overdraft facility with Barclays Bank PLC, which incurs a variable interest rate of 4.0% over the Bank of England rate. As of June 30, 2023 and December 31, 2022, the Company had no outstanding borrowings under its lines of credit.
Interest Expense
Interest expense was $0.2 million and $0.4 million for the three months ended June 30, 2023 and 2022, respectively. Interest expense was $0.5 million and $0.8 million for the six months ended June 30, 2023 and 2022 respectively.
Debt Maturities
Expected future payments for all borrowings as of June 30, 2023 are as follows:

Fiscal Period:	(in thousands)
2023 (Remaining)	$12
2024	7,400
2025	17
2026	—
2027	—
Thereafter	—

Total payment outstanding	$7,429

Note 9. Derivative Warrant Liabilities
As part of dMY’s initial public offering (“IPO”) in 2020, dMY issued 9,200,000 warrants to third party investors, and each whole warrant entitled the holder to purchase one share of the Company’s Class A common stock at an exercise price of $11.50 per share (the “Public Warrants”). Simultaneously with the closing of the IPO, dMY completed the private sale of 5,013,333 warrants to dMY’s sponsor (“Private Placement Warrants”) and each Private Placement Warrant allowed the sponsor to purchase one share of the Company’s Class A common stock at $11.50 per share. During fiscal year 2021 the Private Placement Warrants were exercised in full.
Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the IPO. The Public Warrants had an exercise price of $11.50 per share, subject to adjustments and will expire five years
after the completion of the Business Combination as of April 20, 2021 or earlier upon redemption or liquidation and are exercisable on demand.
On January 20, 2023, the Company announced the successful offer to exercise and consent solicitation (the “Exercise and Consent Solicitation”) of the Company’s outstanding public warrants. Holders of 2,149,000 warrants elected to exercise their public warrants prior to the expiration date of the Exercise and Consent Solicitation on a cash basis at a reduced exercise price of $3.1816 per share, resulting in cash proceeds of $6.8 million and the issuance of 2,149,000 shares of Common Stock. Holders of 4,685,987 warrants elected to exercise their public warrants prior to the expiration date of the Exercise and Consent Solicitation on a cashless basis at a reduced exercise price of $3.1816 per share, and the remaining 833,293 public warrants were exercised automatically on a cashless basis at a reduced exercise price of $3.2933 per share. The Company issued 5,519,280 shares of Common Stock for warrants that were exercised on a cashless basis, of which 4,105,948 shares were retained as Treasury Stock.
No
ne of the Company’s public warrants remained outstanding as of March 31, 2023 and the warrants ceased trading on the New York Stock Exchange (“NYSE”).
The Company accounts for Public Warrants as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and Hedging (ASC 815). Specifically, the Public Warrants meet the definition of a derivative but do not qualify for an exception from derivative accounting since the warrants are not indexed to the Company’s stock and therefore, are precluded from equity classification. Since the Public Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the balance sheet at fair value upon the closing of the Merger, with subsequent changes in their respective fair values recognized in the condensed consolidated statement of operations.
For the three months ended June 30, 2023 and 2022, zero and a gain of $4.7 million was recognized from the change in fair value of the Public Warrants in the Company’s condensed consolidated statements of operations, respectively. For the six months ended June 30, 2023 and 2022, a loss of $0.5 million and gain of $13.4 million was recognized from the change in fair value of the Public Warrants in the Company’s condensed consolidated statements of operations, respectively.

Genius Sports Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 10. Other Liabilities
Other current liabilities as of June 30, 2023 and December 31, 2022 are as follows (in thousands):

	June 30,	December 31,
	2023	2022
Other current liabilities:
Other payables	$3,212	$3,667
Deferred consideration	5,091	7,605
Contingent consideration	5,140	10,729

Total other current liabilities	$13,443	$22,001

Note 11. Loss Per Share
The Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average shares of common stock outstanding, net of weighted average treasury stock outstanding, during periods with undistributed losses. Additionally, the B Shares, issued in connection with the License Agreement (defined below), are not included in the loss per share calculations below as they are non-participating
securities with no rights to dividends or distributions. Diluted net loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities. Basic and diluted net loss per share attributable to common stockholders was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.
The computation of loss per share and weighted average shares of the Company’s common stock outstanding for the three and six months ended June 30, 2023 and 2022 is as follows (in thousands except share and per share data):

	Three Months ended June 30,
	2023	2022
Net loss attributable to common stockholders – basic and diluted	$(10,298)	$(4,755)
Basic and diluted weighted average common stock outstanding	208,505,216	198,347,397

Loss per share attributable to common stockholders – basic and diluted	$(0.05)	$(0.02)

	Six Months ended June 30,
	2023	2022
Net loss attributable to common stockholders – basic and diluted	$(35,466)	$(44,953)
Basic and diluted weighted average common stock outstanding	207,362,662	197,060,987

Loss per share attributable to common stockholders – basic and diluted	$(0.17)	$(0.23)

The following table presents the potentially dilutive securities that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Three and Six Months ended June 30,
	2023	2022
Stock options to purchase common stock	331,852	387,879
Unvested restricted shares	1,960,421	5,523,725
Public and private placement warrants to purchase common stock	—	7,668,381
Unvested equity-settled restricted share units	2,382,738	2,766,364
Unvested equity-settled performance-based restricted share units	4,417,850	1,778,662
Warrants issued to NFL to purchase common stock	18,500,000	18,500,000

Total	27,592,861	36,625,011

Genius Sports Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 12. Stock-based Compensation
Restricted Shares
2021 Restricted Share Plan
On October 27, 2020, in anticipation of the Merger, the Board of Directors approved a Management Equity Term Sheet (“Term Sheet”) which modified the terms of Maven Topco’s legacy Incentive Securities (defined below) and allowed for any unvested Incentive Securities at Closing to be converted to restricted shares under the 2021 Restricted Share Plan, using the Exchange Ratio established during the Merger.
Specifically, historical unvested Class B and Class C Incentive Securities were converted to restricted shares subject only to service conditions (“Time-Vesting Restricted Shares”) and subject to graded vesting over four years. Historical Class D unvested Incentive Securities were converted to restricted shares with service and market conditions (“Performance-Vesting Restricted Shares”), subject to graded vesting over three years based on a market condition related to volume weighted average trading price performance of the Company’s common stock.
The Company determined that a modification to the terms of Maven Topco’s legacy Incentive Securities occurred on October 27, 2020 (“October Modification”) because the Company removed the Bad Leaver provision (discussed below in “Incentive Securities” section) for vested awards, contingent upon the Closing, representing a change in vesting conditions. The Company further determined that another modification occurred on April 20, 2021 (“April Modification”) since the Incentive Securities, which are private company awards, were exchanged for restricted shares, which are public company awards, representing a change in vesting conditions.
No
compensation cost was recognized as a result of the October Modification because the awards were improbable of vesting both before and after the modification date as of October 27, 2020. Upon Closing, the Company recognized total compensation cost of $183.2 million to account for the vesting of the historical Incentive Securities upon removal of the Bad Leaver provision. The Company measured the awards based on their fair values as of October 27, 2020, which is considered to be the grant date fair value of the awards, adjusted for any incremental compensation cost resulting from the April Modification, which is determined to be immaterial.
Second Spectrum Restricted Shares
On June 15, 2021, as part of the Company’s acquisition of Second Spectrum, Inc (“Second Spectrum”) the Company granted 518,706 restricted shares to the founders of Second Spectrum, with 50% to be vested on December 31, 2021 and 2022 (“Second Spectrum Restricted Shares”). The grant date fair value of the Second Spectrum Restricted Shares is estimated to be equal to the closing price of the Company’s common stock of $17.74 as of the grant date on June 15, 2021.
A summary of the Company’s overall restricted shares activities for the six months ended June 30, 2023 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Unvested restricted shares as of December 31, 2022	3,417,484	$7.39
Vested	(281,542)	$8.62
Forfeited	(1,175,521)	$7.13

Unvested restricted shares as of June 30, 2023	1,960,421	$7.37
The compensation cost recognized for the restricted shares during the three months ended June 30, 2023 and 2022 was $1.2 million, and $14.3 million, respectively. The compensation cost recognized for the restricted shares during the six months ended June 30, 2023 and 2022 was $3.4 million, and $28.7 million, respectively.
As of June 30, 2023, total unrecognized compensation cost related to the restricted shares was $3.1 million and is expected to be recognized over a weighted-average service period of 0.8 years.

Genius Sports Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Stock Options
2021 Option Plan
On April 20, 2021 (“2021 Grant Date”), as part of the Merger, the Board of Directors adopted the 2021 Option Plan and granted employees options to purchase the Company’s common stock via an employee benefit trust including 1) options which shall immediately vest upon Closing (“Immediate-Vesting Options”), 2) options subject only to service conditions (“Time-Vesting Options”) and 3) options with service and market conditions (“Performance-Vesting Options”). Immediate-Vesting Options became fully vested and exercisable immediately following the Closing, which aligns with the 2021 Grant Date. Time-Vesting Options are subject to graded vesting over the four years following the 2021 Grant Date. Performance-Vesting Options are subject to graded vesting over the three years from the 2021 Grant Date, subject to a market condition related to volume weighted average trading price performance of the Company’s common stock.
A summary of the Company’s options activity for the six months ended June 30, 2023 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2022	357,945	$10.00	3.3	$—
Forfeited	(26,093)	$10.00

Outstanding as of June 30, 2023	331,852	$10.00	2.8	$—
Exercisable as of June 30, 2023	187,343

Unvested as of June 30, 2023	144,509
The compensation cost recognized for options during the three months ended June 30, 2023 and 2022 was $0.2 million and $0.1 million, respectively. The compensation cost recognized for options during the six months ended June 30, 2023 and 2022 was $0.3 million and $0.5 million, respectively. The total fair value of options that vested during the three and six months ended June 30, 2023 was $0.1 million and $0.3 million, respectively.
As of June 30, 2023, the Company had $1.0 million of unrecognized stock-based compensation expense related to the stock options. This cost is expected to be recognized over a weighted-average period of 1.8 years.
2022 Employee Incentive Plan
The Company created an employee incentive plan involving share-based and cash-based incentives to support the success of the Company by further aligning the personal interests of employees, officers, and directors to those of our shareholders by providing an incentive to drive performance and sustained growth.
On April 5, 2022, (“2022 Grant Date”) the Board of Directors adopted the 2022 Employee Incentive Plan and granted employees 1) Equity-settled Restricted Share Units (“RSUs”), 2) Cash-settled Restricted Share Units (“Cash-settled RSUs”) and 3) Equity-settled Performance-Based Restricted Share Units (“PSUs”).
The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2022 Grant Date. PSUs vest after three years, subject to a service condition, a market condition related to volume weighted average trading price performance of the Company’s common stock, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

Genius Sports Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Equity-settled Restricted Share Units
The estimated grant date fair value of the Company’s RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.
A summary of the Company’s Equity-settled Restricted Share Units activity for the six months ended June 30, 2023 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value per RSU
Unvested RSUs as of December 31, 2022	2,719,136	$4.12
Granted	601,181	$4.02
Forfeited	(78,557)	$4.27
Vested	(859,022)	$4.22

Unvested RSUs as of June 30, 2023	2,382,738	$4.05
The compensation cost recognized for RSUs during the three months ended June 30, 2023 and 2022 was $1.3 million and $2.2 million, respectively. The compensation cost recognized for RSUs during the six months ended June 30, 2023 and 2022 was $2.6 million and $2.2 million, respectively.
As of June 30, 2023, the Company had $6.9 million of unrecognized stock-based compensation expense related to the RSUs. This cost is expected to be recognized over a weighted-average period of 1.7 years.
Cash-settled Restricted Share Units
Our outstanding Cash-settled RSUs entitle employees to receive cash based on the fair value of the Company’s common stock on the vesting date. The Cash-settled RSUs are accounted for as liability awards and are re-measured
at fair value each reporting period until they become vested with compensation expense being recognized over the requisite service period. The Company has a liability, which is included in “Other current liabilities” within the condensed consolidated balance sheets of less than $0.1 million as of June 30, 2023.
The estimated grant date fair value of the Company’s Cash-settled RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.
A summary of the Company’s Cash-settled RSUs activity for the six months ended June 30, 2023 is as follows:

	Number of Cash- settled RSUs	Weighted Average Grant Date Fair Value per Cash-settled RSU
Unvested Cash-settled RSUs as of December 31, 2022	17,819	$4.27
Vested	(5,941)	$4.27

Unvested Cash-settled RSUs as of June 30, 2023	11,878	$4.27
The compensation cost recognized for Cash-settled RSUs during the three and six months ended June 30, 2023 and 2022 was less than $0.1 million.
As of June 30, 2023, the Company had $0.1 million of unrecognized stock-based compensation expense related to the Cash-settled RSUs. This cost is expected to be recognized over a weighted-average period of 1.6 years.

Genius Sports Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Equity-settled Performance-Based Restricted Share Units
The Company’s PSUs were adopted in order to provide employees, officers and directors with stock-based compensation tied directly to the Company’s performance, further aligning their interests with those of shareholders and provides compensation only if the designated performance goals are met over the applicable performance period. The awards have the potential to be earned at 50%, 100% or 150% of the number of shares granted depending on achievement the performance goals, but remain subject to vesting for the full three-year service period.
The grant date fair values of PSUs subject to performance conditions are based on the most recent closing stock price of the Company’s shares of common stock. The stock-based compensation expense is recognized over the remaining service period at the time of grant, adjusted for the Company’s expectation of the achievement of the performance conditions.
The estimated grant date fair value of the Company’s PSUs subject to a market condition granted under the 2022 Employee Incentive Plan in the first quarter of fiscal year 2023 was calculated using Monte Carlo simulations based on the following assumptions:

Time to maturity (1)	3.0	years
Common stock price (2)	$3.75
Volatility (3)	85.0%
Risk-free rate (4)	3.9%
Dividend yield (5)	0.0%

(1)	Based on contractual terms
(2)	Represents the publicly traded common stock price as of the 2022 Grant Date
(3)	Calculated based on the Company’s historical volatility over a term of 2.3 years
(4)	Based on the U.S. Constant Maturity Treasury yield curve as of the valuation date over a matching term over 3.0 years
(5)	Assumes a dividend yield of zero as the Company has no plans to declare dividends in the foreseeable future
A summary of the Company’s PSUs activity for the three months ended June 30, 2023 is as follows:

	Number of PSUs	Weighted Average Grant Date Fair Value per PSU
Unvested PSUs as of December 31, 2022	1,849,942	$3.53
Granted	2,572,965	$2.12
Forfeited	(5,057)	$3.54

Unvested PSUs as of June 30, 2023	4,417,850	$2.71
The compensation cost recognized for PSUs during the three months ended June 30, 2023 and 2022 was $1.0 million and $1.0 million, respectively. The compensation cost recognized for PSUs during the six months ended June 30, 2023 and 2022 was $2.0 million and $1.0 million, respectively.
As of June 30, 2023, the Company had $7.8 million of unrecognized stock-based compensation expense related to the PSUs. This cost is expected to be recognized over a weighted-average period of 2.2 years.

Genius Sports Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

NFL Warrants
On April 1, 2021, the Company entered into a multi-year strategic partnership with NFL Enterprises LLC (“NFL”) (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States of America where permitted), and the NFL’s exclusive sports betting and
i-gaming
advertising partner. The License Agreement contemplates a four-year period commencing April 1, 2021. Pursuant to the License Agreement, the Company agreed to issue the NFL an aggregate of up to 18,500,000 warrants with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants will be subject to vesting over the four-year Term. Additionally, each warrant is issued with one share of redeemable B Share with a par value of $0.0001. The B Shares, which are not separable from the warrants, are voting only shares with no economic rights to dividends or distributions. Pursuant to the License Agreement, when the warrants are exercised, the Company shall purchase or, at its discretion, redeem at the par value an equivalent number of B Shares, and any such purchased or redeemed B Shares shall thereafter be cancelled.
The Company accounts for the License Agreement as an executory contract for the ongoing Data Feeds and the warrants will be accounted for as share-based payments to non-employees.
The awards are measured at grant date fair value when all key terms and conditions are understood by both parties, including for unvested awards and are expensed over the term to align with the data services to be provided over the periods.
The grant date fair value of the warrants is estimated to be equal to the closing price of dMY’s common stock of $15.63, as of the grant date on April, 1, 2021. The Company used dMY’s stock price to approximate the fair value of the Company as the grant date was before the Merger was consummated.
A summary of the Company’s warrants activity for the six months ended June 30, 2023 is as follows:

Number of Warrants
Outstanding as of December 31, 2022	18,500,000

Outstanding as of June 30, 2023	18,500,000
The cost recognized for the warrants during the three months ended June 30, 2023 and 2022 was zero and $5.9 million, respectively. The cost recognized for the warrants during the six months ended June 30, 2023 and 2022 was $5.9 million and $28.3 million, respectively. The warrants vested over a three year period, ending on April 1, 2023, and as of June 30, 2023, the Company had no unrecognized stock-based compensation expense related to the warrants. 3,000,000 warrants vested in the three and six months ended June 30, 2023.
Stock-based Compensation Summary
The Company’s total stock-based compensation expense was summarized as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Cost of revenue	$112	$6,123	$6,091	$28,607
Sales and marketing	245	1,104	813	1,697
Research and development	389	1,145	830	1,367
General and administrative	2,878	15,125	6,451	29,006

Total	$3,624	$23,497	$14,185	$60,677

Genius Sports Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 13. Fair Value Measurements
The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•
Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The Public Warrants were classified as Level 1 financial instruments. The fair value of Public Warrants was measured based on the listed market price of such warrants.
The change in the fair value of the derivative warrant liabilities (Public Warrants) for the six months ended June 30, 2023 is summarized as follows (in thousands):

Public Warrants
Derivative warrant liabilities at December 31, 2022	$6,922
Change in fair value	534
Exercise of warrants	(7,438)
Foreign currency translation adjustments	(18)

Derivative warrant liabilities at June 30, 2023	$—

Contingent consideration are classified as Level 3 financial instruments. The fair value of contingent consideration is determined based on significant unobservable inputs including discount rate, estimated revenue of the acquired business, and estimated probabilities of achieving specified technology development and operational milestones. Significant judgment is employed in determining the appropriateness of the inputs described above. Changes to the inputs could have a material impact on the company’s financial position and results of operations in any given period.
With respect to the contingent consideration obligation arising from the acquisition of Photospire Limited (“Spirable”), the Company estimates the fair value at each subsequent reporting period using a probability weighted discounted cash flow model for contingent milestone payments and Monte Carlo simulation for contingent revenue payments.
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2023 (in thousands):

Description	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent Consideration	$—	$—	$5,140	$5,140

Total liabilities	$—	$—	$5,140	$5,140

Genius Sports Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The change in the fair value of the contingent consideration is summarized as follows (in thousands):

2023
Beginning balance – January 1	$10,729
Issuance of shares (1)	(8,440)
Loss on fair value remeasurement of contingent consideration (2)	2,809
Foreign currency translation adjustments	42

Ending balance – June 30	$5,140

(1)
On February 21, 2023, the Company issued 1,677,920 additional ordinary shares to the sellers of Second Spectrum that received equity consideration, pursuant to the terms and conditions of the business combination agreement.

(2)	Loss on fair value remeasurement of contingent consideration mainly relates to the Second Spectrum acquisition.
As of June 30, 2023, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.
Note 14. Income Taxes
The Company had an income tax expense of $4.0 million and income tax benefit of $0.1 million, relative to pre-tax
loss of $6.9 million and $5.3 million for the three months ended June 30, 2023 and 2022, respectively. The Company had an income tax expense of $4.6 million and $0.5 million, relative to pre-tax
loss of $31.7 million and $44.9 million for the six months ended June 30, 2023 and 2022, respectively.
As of June 30, 2023 and December 31, 2022, the Company had no unrecognized tax benefits.
Note 15. Operating Leases
The Company leases office and data center facilities under operating lease agreements.
Some
of the Company’s leases include one or more options to renew. For a majority of our leases, we do not assume renewals in our determination of the lease term as the renewals are not deemed to be reasonably assured. The Company’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. As of June 30, 2023, the Company’s lease agreements typically have terms not exceeding five years.
Payments under the Company’s lease arrangements may be fixed or variable, and variable lease payments primarily represent costs related to common area maintenance and utilities. The components of lease expense are summarized as follows (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Operating lease cost	$1,073	$1,595	$2,089	$3,267
Short term lease cost	155	101	443	203
Variable lease cost	118	100	186	202
Sublease income	(257)	(302)	(567)	(612)

Total lease cost	$1,089	$1,494	$2,151	$3,060

Genius Sports Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Other information related to leases is summarized as follows (in thousands, except lease term and discount rate):

	Six months ended June 30,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$2,049	$3,421
Right-of-use assets obtained in exchange for new operating lease liabilities	1,113	—
Weighted-average remaining lease term (in years):
Operating leases	2.1	2.7
Weighted-average discount rate:
Operating leases	2.7%	1.6%
During the six months ended June 30, 2023, the Company entered into a long-term lease for office space in London, United Kingdom, resulting in additional lease liabilities of $1.1 million.
The Company calculated the weighted-average discount rates using incremental borrowing rates, which equal the rates of interest that it would pay to borrow funds on a fully collateralized basis over a similar term.
As of June 30, 2023, the maturity of lease liabilities are as follows (in thousands):

(in thousands)
2023 (Remaining)	$1,707
2024	2,783
2025	1,441
2026	283
2027	—
Thereafter	—
Total minimum lease payments	6,214
Less: Imputed interest	(191)

Present value of lease liabilities	$6,023

The
right-of-use
assets and liabilities derecognized upon termination of lease contracts were as follows (in thousands):

	Six months ended June 30,
	2023	2022
Leases terminated	—	2
Right-of-use assets derecognized upon lease termination	$—	$177
Lease liabilities derecognized upon lease termination	—	177
Note 16. Commitments and Contingencies
Sports Data License Agreements
The Company enters into certain license agreements with sports federations and leagues primarily for the right to supply data and/or live video feeds to the betting industry. These license agreements may include rights to live and past game data, live videos and marketing rights. The license agreements entered into by the Company are complex and deviate in the specific rights granted, but are generally for a fixed period of time, with payments typically made in installments over the length of the contract. As of June 30, 2023, future minimum commitments under the Company’s data rights license agreements accounted for as executory contracts are as follows (in thousands):

(in thousands)
2023 (Remaining)	$75,750
2024	176,963
2025	158,512
2026	161,036
2027	175,545
Thereafter	84,686

Total	$832,492

Genius Sports Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Purchase Obligations
The Company purchases goods and services from vendors in the ordinary course of business. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. The Company’s long-term purchase obligations primarily include service contracts related to cloud-based hosting arrangements. Total purchase obligations under these services contracts are $90.7 million as of June 30, 2023, with approximately $20.5 million due within one year and the remaining due by 2028.
General Litigation
From time to time, the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities the Company has recorded in the condensed consolidated financial statements covering these matters. The Company reviews its estimates periodically and makes adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.
As of June 30, 2023, the Company is not party to active litigation.
Bank Letters of Credit and Guarantees
In the normal course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties initiated by either the Company or its subsidiaries. The Company previously had bank guarantees with Barclays Bank PLC. In the second quarter of fiscal year 2022 the bank guarantee was replaced with an account charge of equal value, resulting in the Company recognizing restricted cash of £20.0 million ($25.3 million) as of June 30, 2023.
The Company recorded $0.1 million and $0.2 million in interest expense in the three months ended June 30, 2023 and 2022, respectively. The Company recorded $0.3 million and $0.4 million in interest expense in the three months ended June 30, 2023 and 2022, respectively.
Note 17. Related Party Transactions
The Company made payments of $0.1 million to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company for the three and six months ended June 30, 2023 and 2022, respectively.
The Company recognized revenue of $0.3 million for the three and six months ended June 30, 2023 from CFL Ventures, in which the Company has a minority interest.
In the three months ended June 30, 2023, the Company granted 67,720 RSUs to two independent members of the board of directors, vesting in April 2024. In the six months ended June 30, 2023, the Company granted 86,588 RSUs to three independent members of the board of directors, vesting between March 2024 and April 2024.
The Company recognized compensation cost of $0.1 million and less than $0.1 million during the three months ended June 30, 2023 and 2022, respectively and $0.3 million and $0.1 million during the six months ended June 30, 2023 and 2022, respectively, in general and administrative expense in the condensed consolidated statements of operations for awards granted to independent members of the board of directors.
Note 18. Subsequent Events
In preparing the condensed consolidated financial statements as of June 30, 2023, the Company has evaluated subsequent events through August 7, 2023, which is the date the condensed consolidated financial statements were issued.